UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2023

Anzu Special Acquisition Corp I

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-40133 (Commission File Number)	86-1369123 (IRS Employer Identification No.)

12610 Race Track Road, Suite 250 Tampa, FL (Address of principal executive offices)	33626 (Zip Code)

Registrant’s telephone number, including area code: (202) 742-5870

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one redeemable Warrant	ANZUU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	ANZU	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	ANZUW	The Nasdaq Stock Market LLC

 Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

The management of Anzu Special Acquisition Corp I (“Anzu”) is grateful for the continued inbound interest in the potential business combination (the “Proposed Business Combination”) referenced in Anzu’s definitive proxy statement, filed with the Securities and Exchange Commission (“SEC”) on January 20, 2023 (the “Extension Proxy Statement”) for a special meeting of stockholders (the “Stockholder Meeting”) to be held to vote on the proposal to amend Anzu’s amended and restated certificate of incorporation (the “Charter”) to extend the date by which Anzu has to consummate an initial business combination from March 4, 2023 to September 30, 2023 or such earlier date as determined by Anzu’s board of directors (the “Extension Amendment Proposal”).

As noted in the Extension Proxy Statement:

“Anzu has entered into a letter of intent regarding a business combination with a US-based medical device company that has developed and is in early clinical testing of an implanted device that already received “Breakthrough Device Designation” from the Food and Drug Administration. Anzu currently expects to file definitive agreements in February 2023, execute the definitive documents shortly following the Stockholder Meeting and close in the first half of 2023. The letter of intent contains certain conditions to the closing of the business combination, including but not limited to Anzu having more than $40.0 million in the Trust Account (as defined below) immediately prior to any redemptions at the closing of the business combination. There can be no assurance Anzu will execute definitive agreements or close on the timeline currently expected or at all.”

Attached hereto as Exhibit 99.1 and incorporated herein by reference is an investor presentation which provides an overview of Envoy Medical Corporation (“Envoy”), the target of the Proposed Business Combination, and further assists stockholders in understanding the Proposed Business Combination. On January 30, 2023, Anzu and Envoy extended their mutual exclusivity to work towards the Proposed Business Combination until March 4, 2023. The Nasdaq Stock Market LLC has reserved the stock symbol of “COCH” (referring to Envoy’s planned cochlear implant) for the prospective combined company.

Anzu management continues to work with stockholders, legal advisors, accounting advisors, and other stakeholders to complete the Extension Amendment Proposal and Proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-Looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Such statements may include, but are not limited to, statements regarding the Stockholder Meeting and the Proposed Business Combination. The forward-looking statements contained in this Current Report on Form 8-K reflect Anzu’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. Anzu does not guarantee that the transactions and events described will happen as described (or that they will happen at all). These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the failure of Anzu to obtain the requisite approvals for the Extension Amendment Proposal; the amount of redemptions by Anzu’s public stockholders in connection with the Stockholder Meeting and the Proposed Business Combination; the inability of the parties to enter into a definitive agreement relating to a business combination on the timeline discussed herein or at all; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of stockholders is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the Extension Proxy Statement, in Anzu’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022 and in other reports Anzu files with the SEC. If any of these risks materialize or Anzu’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While forward-looking statements reflect Anzu’s good faith beliefs, they are not guarantees of future performance. Anzu disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Current Report on Form 8-K, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Anzu.

Additional Information and Where to Find It

In connection with the Proposed Business Combination, Anzu and Envoy intend to prepare, and Anzu intends to file a registration statement on Form S-4 (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Anzu’s stockholders in connection with Anzu’s solicitation of proxies for the vote by Anzu’s stockholders with respect to the Proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Proposed Business Combination. When available, Anzu will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Proposed Business Combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Anzu will send to its stockholders in connection with the Proposed Business Combination. Investors and security holders are urged to read, when available, the preliminary proxy statement/prospectus in connection with Anzu’s solicitation of proxies for its special meeting of stockholders to be held to approve the Proposed Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Proposed Business Combination and the parties to the Proposed Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Anzu or Envoy with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Anzu and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Anzu’s stockholders in connection with the Proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Anzu’s stockholders in connection with the Proposed Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Proposed Business Combination of Anzu’s directors and officers in Anzu’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Anzu for the Proposed Business Combination. These documents can be obtained free of charge at the SEC’s website at www.sec.gov.

Envoy and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Anzu in connection with the Proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Business Combination will be included in the proxy statement/prospectus for the Proposed Business Combination when available.

No Offer or Solicitation

This Current Report on Form 8-K relates to the Proposed Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
99.1	Investor Presentation dated February 6, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 6, 2023

Anzu Special Acquisition Corp I

By:	/s/ Dr. Whitney Haring-Smith
Dr. Whitney Haring-Smith Chief Executive Officer